

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Shuang Liu
Chief Executive Officer, President, and Director
Goldenwell Biotech, Inc.
2071 Midway Drive
Twinsburg, OH 44087

> **Re: Goldenwell Biotech, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 000-56275**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis
General, page 11

1.   We have observed various inconsistencies among the disclosures in your filing which should be addressed in an amendment to your filing, along with the other concerns raised in the other comments in this letter. Please ensure that all content of your report is accurate and complete and resolve the following discrepancies.

- On pages 4 and F-6 you disclose that you were incorporated on August 20, 2019 while on page 11 you indicate the date of incorporation was July 1, 1999.

- On page 4 you disclose that you have no subsidiaries while on page 9 you identify Gagfare Limited, a Hong Kong corporation, as a wholly-owned subsidiary.

- On page 4 you provide a Financial Summary table having amounts in three rows that do not agree with the corresponding amounts on page F-2.

- On pages 11 and F-3 you report $15,967 in revenue for 2021 while on pages 11 and 12, there are three disclosures stating that you had no revenue during this period.

With regard to the subsidiary referenced above, describe the origin and current status of this entity, and describe the nature and extent of any business, or plans to conduct business, in the People's Republic of China, Hong Kong, or Macau.

Please also clarify your disclosure on page 11, indicating that you are an early stage corporation and have not generated any revenue from your nutraceutical and dietary supplement business, to describe the nature of the transaction(s) underlying the sales revenue that you report in your financial statements.

Management's Discussion and Analysis
Plan of Operation, page 11

2. We note your disclosure on page 4 describing three stages of development completed for five products while also indicating that material hurdles remain before you can sell products commercially, including locating a site, constructing manufacturing facilities, installing a workshop, setting up equipment, and hiring and training a workforce.

Please expand your disclosure under Liquidity and Capital Resources on page 12 to include quantification of the estimated costs and a description of the timeline that you believe are necessary to complete the activities referenced above, and identify your anticipated source of funding to comply with Item 303(b)(1) of Regulation S-K.

Please also describe any known trends, demands, commitments, events or uncertainties that are reasonably likely to impact your ability to execute these plans, as may encompass the need for regulatory approvals and the availability of funds

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that you filed an audit opinion that covers only your 2021 financial statements, and that you previously reported a change in auditors effective September 8, 2021.

However, you must obtain and file an audit opinion or audit opinions for both fiscal years to comply with Rule 8-02 of Regulation S-X. Under these circumstances, you may either arrange with the prior auditor for a reissuance of their audit opinion or engage your current auditor to re-audit the 2020 financial statements.

If you are able to rely on the prior audit work, please confirm that you have made appropriate arrangements with the prior auditor for a reissuance of their opinion.

Shuang Liu
Goldenwell Biotech, Inc.
August 3, 2022
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation